EXHIBIT 2.1
PLAN OF MERGER
     THIS PLAN OF MERGER (the “Plan of Merger”) is dated as of April 12, 2006, and is made and entered into by and between GS ACQUISITION INC. (“Acquisition Subsidiary”) and GOPHER STATE ETHANOL, LLC (“Gopher State”), each a “Constituent Company” and together “Constituent Companies.”
     WHEREAS, Acquisition Subsidiary is a corporation organized under the Minnesota Business Corporation Act (as amended, the “MBCA”) and Gopher State is a limited liability company organized and existing under the Delaware limited liability company act (as amended, the “DLLCA”); and
     WHEREAS, Gopher State is a debtor in possession under Chapter 11 of the Bankruptcy Code (28 U.S.C. § 1101-1174); and
     WHEREAS, the respective shareholders and members and boards of directors and managers each has and have approved and adopted this Plan of Merger in the manner required by and in accordance with the Act and their respective articles of organization and operating agreements; and
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements of the parties contained herein, the parties hereto agree as follows:
     Section 1. Constituent Companies and Surviving Company. The name of each Constituent Company is: GS Acquisition Inc. and Gopher State Ethanol, LLC. The name of the surviving company is Gopher State Ethanol, LLC.
     Section 2. The Merger. On the Effective Time (as defined in Section 3 hereof), Acquisition Subsidiary shall merge with and into Gopher State (the “Merger”) in accordance with the applicable provisions of the MBCA and the DLLCA, and Gopher State shall be the surviving company and shall continue to exist as a limited liability company organized under the laws of the State of Delaware and the separate corporate existence of Acquisition Subsidiary shall cease.
     Section 3. Articles of Merger and Certificate of Merger. On or before the Effective Time, following the execution and delivery of this Plan of Merger by each of Acquisition Subsidiary and Gopher State, Acquisition Subsidiary and Gopher State each shall execute articles of merger (“Articles of Merger”) setting forth the information required by and otherwise in compliance with the applicable provisions of the MBCA and the laws of the state of Minnesota. The Articles of Merger shall be filed in the manner required by, and otherwise in accordance with, the MBCA and the laws of the State of Minnesota as soon as practicable following the execution thereof. In addition to the Articles of Merger, on or before the Effective Time, following the execution and delivery of this Plan of Merger by each of Acquisition Subsidiary and Gopher State, Gopher State shall execute a certificate of merger (“Certificate of Merger”) setting forth the information required by and otherwise in compliance with the applicable provisions of DLLCA and the laws of the state of Delaware. The Merger shall be effective at the time of filing of the Articles of Merger and Certificate of Merger in the manner required by the MBCA and the DLLCA (the “Effective Time”). The Certificate of Merger shall be filed in the manner required by, and otherwise in accordance with, the DLLCA and the laws of the state of Delaware.
     Section 4. Effect of Merger. Upon the terms and subject to the conditions hereof, at the Effective Time, and in accordance with the provision of the DLLCA and the MBCA, Acquisition Subsidiary shall be merged with and into Gopher State whereupon the separate corporate existence of Acquisition Subsidiary shall cease, and Gopher State shall continue as the surviving company. From and after the Effective Time, without any further action by Acquisition Subsidiary and Gopher State or any of their respective shareholders or members, Gopher State, as the surviving company in the merger, shall possess all the rights, privileges, immunities, powers and franchises by public as well as of private nature, of Gopher State and the Acquisition Subsidiary, and all property, real, personal, intangible and mixed and all right and action of any kind and any other interests of or due to each constituent company, shall be deemed to be and is hereby vested in Gopher State without further act or deed and the title to any property or any interest therein, vested in either constituent company shall not revert or be in any way impaired by reason of the merger. Gopher State shall be subject to all the liabilities, obligations and duties of Gopher State and Acquisition Subsidiary all as more fully described in the MBCA , the DLLCA and the Plan of Reorganization (as defined below) and the organizational documents in effect prior to the Effective Time.
     Section 5. Articles of Organization; Amended and Restated Operating Agreement. From and after the Effective Time, pursuant to the Certificate of Merger and Articles of Merger and without any further action by the Constituent Companies or their respective shareholders and members, (a) the name of Gopher State as the surviving company in the Merger shall remain “Gopher State Ethanol, LLC” and the certificate of formation of Gopher State shall be the certificate of formation of the surviving company; and (b) no changes are to be made to the Articles of Organization of Gopher State as the surviving company in the Merger. From and after the Effective Time, without any further action by the Constituent Companies or their respective shareholders and members, the Operating Agreement of Gopher State, as the surviving company in the Merger, shall be the operating agreement of the surviving company.
     Section 6. Managers. From and after the Effective Time, without any further action by the Constituent Companies or their respective shareholders and members: (i) the managers of Gopher State shall immediately resign; and (ii) the directors of the Acquisition Subsidiary immediately prior to the Effective Time shall become, from and after the Effective Time, the managers of Gopher State, until their respective successors are duly elected or appointed or their earlier resignation or removal. For purposes of the DLLCA, the directors shall be deemed to be the “Managers” (as such term is defined and used in the DLLCA) of Gopher State.
     Section 7. Cancellation and Conversion of Membership Interests and Class A Shares. At and as of the Effective Time, by virtue of the Merger and confirmation of the Agreement Regarding Plan of Reorganization dated May 3, 2005 by and between Gopher State, Granite Falls

Energy, LLC, a Minnesota limited liability company, and Acquisition Subsidiary (“Plan of Reorganization”), and without any action on the part of the holder thereof:
     (a) Equity Interests of the Gopher State. By virtue of the Plan of Reorganization all outstanding Membership Interests in Gopher State (as defined by Gopher State’s Amended and Restated Operating Agreement dated July 20, 1999) immediately prior to the Effective Time, shall be canceled and shall cease to exist and the owners and/or holders of any Membership Interest shall have no further rights or interest in Gopher State other then as set forth in the Plan of Reorganization; and
     (b) Conversion of Acquisition Subsidiary Common Stock. The 100 shares of common stock of Acquisition Subsidiary held by Granite Falls Energy, LLC, representing 100% of the outstanding shares of common stock of Acquisition Subsidiary, shall be converted into a 100% Membership Interest of Gopher State, such that Granite Falls Energy, LLC shall become and be the holder of 100% of the Membership Interest of Gopher State and Gopher State will become a wholly-owned subsidiary of Granite Falls Energy, LLC.
     (c) Voting Rights. The voting rights of each and any member of Gopher State in Gopher State shall terminate, and Granite Falls Energy, LLC shall become and be the sole member of Gopher State and shall be entitled to all of the rights, benefits, and duties of and as the sole member as provided in the Gopher State Certificate of Formation dated February 25, 1999 and the Gopher State Amended and Restated Operating Agreement dated July 20, 1999.
     Section 8. Further Assurances. At and after the Effective Time, the managers and officers of the surviving company will be authorized to execute and deliver, in the name and on behalf of Gopher State or Acquisition Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Gopher State or Acquisition Subsidiary, any other actions and things to vest in, perfect or confirm of record or otherwise in the surviving company any or all rights, title and interest in and to and under any of the rights, properties or assets acquired or to be acquired by the surviving company as a result of, or in connection with, the merger of Gopher State and Acquisition Subsidiary.
     Section 9. Preservation of Interest in Producer Payments. Gopher State shall solely retain all legal, equitable, contractual and other rights with respect to any and all cash payments authorized to be paid from the Commissioner of Agriculture of the State of Minnesota to certain producers of ethanol pursuant to Section 41A.09 of the Minnesota Statutes, as amended, (hereinafter referred to as “Producer Payments”), and may, but is not required to, enforce all such rights. Notwithstanding the foregoing, any Producer Payments earned by the Gopher State as a result of ethanol production occurring prior to the date of filing of the Gopher State’s Chapter 11 voluntary petition in the United States Bankruptcy Court (the “Earned Producer Payments”) shall remain an asset of Gopher State includible in the bankruptcy estate and subject to the prior perfected security interest of Bruce Hendry and GDN Holdings, LLC.

     Section 10. Governing Law; Counterparts. This Plan of Merger shall be governed by and construed in accordance with the laws of the State of Minnesota. This Plan of Merger may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same.
     Section 11. Service of Process upon Gopher State. Gopher State agrees that it may be served with process in the State of Minnesota in any proceeding for enforcement of any obligation of a Constituent Company, as well as for enforcement of the right of a dissenting shareholder of a Constituent Company against Gopher State. Gopher State hereby irrevocably appoints the Secretary of State of Minnesota as its agent to accept service of process in any such suit or proceeding. The address to which a copy of such process shall be mailed by the Secretary of State of Minnesota is:
Gopher State Ethanol, LLC
15045 Highway 23 S.E.
P.O. Box 216
Granite Falls, MN 55241-0216
Gopher State agrees that it will promptly pay to the dissenting shareholders of Acquisition Subsidiary, the Minnesota domiciled Constituent Company, the amount, if any, to which they are entitled under Section 302A.473 of the Minnesota Business Corporation Act.
     IN WITNESS WHEREOF, the parties hereto have agreed to and executed this Plan of Merger by their duly authorized representatives, as of the date first set forth above.

GOPHER STATE ETHANOL LLC		GS ACQUISTION INC.

By:	/s/ David Kreitzer	By:	/s/ Thomas E. Branhan

Its:	President & COO	Its:	CEO & GM

4